Filed Pursuant to Rule 433
Registration No. 333-202281

Term Sheet
March 9, 2015

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium-Term Notes, Series B
Title:	Floating Rate Medium-Term Notes, Series B due March 12, 2020
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook) Standard & Poor’s Ratings Services: AA- (stable outlook)
CUSIP/ISIN:	89236TCG8/US89236TCG85
Pricing Date:	March 9, 2015
Settlement Date:	March 12, 2015
Maturity Date:	March 12, 2020
Principal Amount:	$500,000,000
Price to Public:	100.000%
Commission:	0.350%
Net Proceeds to Issuer:	99.650% / $498,250,000
Floating Rate Index:	3 month LIBOR
Floating Rate Spread:	+ 37 basis points
Index Source:	LIBOR Reuters
Interest Payment Frequency:	Quarterly
Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on March 10, 2015 plus the Floating Rate Spread
Interest Payment Dates:	Each March 12, June 12, September 12 and December 12, beginning on June 12, 2015 and ending on the Maturity Date
Interest Reset Dates:
The first interest reset date shall be the Settlement Date and thereafter, each Interest Payment Date. Newly reset interest rates shall apply beginning on and including the Interest Reset Date, to but excluding the next Interest Payment Date.

Interest Determination Date:	Second London Banking Day preceding each Interest Reset Date
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and London
Calculation Agent:	Deutsche Bank Trust Company Americas
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC
Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Samuel A. Ramirez & Company, Inc. Santander Investment Securities Inc. TD Securities (USA) LLC Telsey Advisory Group LLC U.S. Bancorp Investments, Inc.
DTC Number:	#274

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 26, 2015 and the related prospectus dated February 25, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, calling J.P. Morgan Securities LLC toll-free at 1-212-834-4533, or calling RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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